Annual Report

Cover Page

Name of issuer:

Annestes Thoroughbreds Inc

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 7/7/2020

Physical address of issuer:

411 East 57th St
Suite 1-A
New York NY 10022

Website of issuer:

https://sportblx.com/offerings/annestes-thoroughbreds/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$136,967.00	$0.00
Cash & Cash Equivalents:	$1,539.00	$0.00
Accounts Receivable:	$7,989.00	$0.00
Short-term Debt:	$27,564.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$14,841.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($8,191.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD,
MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC,
SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Annestes Thoroughbreds Inc

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
John Hall	CEO Adara Asset management	Adara Asset management	2020
Jorge Velasquez	Hall of fame Jockey	Jorge Velasquez	2020
George Hall	CEO	Clinton Group Inc	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
John Hall	Secretary	2020
George Hall	President	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
K&G Stables	1.0 Class B Common Stock	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

This is a very young company.

The company was incorporated on July 7, 2020. It is a startup company that has not yet started operations, and has not started full operations. There is no history upon which an evaluation of its past performance and future prospects can be made. Thoroughbred racing is an intensely competitive activity, and we will be competing with persons who have significantly greater experience and financial resources than we do. There can be no assurance that we will be successful in our endeavors.

The company's performance is entirely dependent upon the performance and sale of the horses that are purchased or bred by the Company

The company's sole source of revenues will be derived from the performance and value created in the horses. The company may receive winnings resulting from the performance of the horses in races, or profits from the sale of racehorses or, foals and yearlings raised on the Farm. The company may potentially be able to charge stud fees if any of its horses are successful enough. All of these payments will be received net of commissions. It is anticipated that the breeding operation will generate revenues from sales as well as purses but initially the company will be dependent on purses generated by the horses of racing age. If the horses do not perform well , the company may receive no revenues, and yet still be responsible for the upkeep of the horses. Since a horse's performance is affected by the skill of its trainer and jockey, the decisions made by management with respect to the choice of trainer, jockey and the races in which the horses are entered will affect whether the company can initially generate any revenue. Investors will have no input into these decisions. The Company will rely on the expertise of K&G Stables with respect to breeding and raising the foals.

Valuation of Horses.

The Company obtained 3rd party appraisals as an indication of valuation in February 2020. The Company will not obtain 3rd party appraisals after every race or milestone achieved. The Company may and likely will revise the valuation of horses without guidance from a 3rd party appraisal based on several factors including performance on the track, performance while in training, races the horse may be pointed to. 3rd party offers for a horse, among other things. The value of a horse can change dramatically day to day because of performance, injury, or sickness. The value ascribed to a horse by the Company or by a 3rd party appraiser may be significantly different than the actual value and should be considered before making an investment.

Not all the horses to be owned by the company have been selected, and management may pick horses that fail to perform.

A portion of the proceeds of this offering will be used to buy additional horses to those identified in this PPM. All decisions with respect to acquisition or selling of horses will be made by management of the company, without any input from investors, and investors may disagree with the decisions made by management.

Not all of the horses have been assigned to a specific trainer.

A horse's performance and value is greatly affected by its trainer. Not all of the horses that we are acquiring or may acquire in the future are assigned to a specific trainer, and there can be no assurance that we will select the best trainer for any particular horse, or that we will be able to place every horse with a trainer. Since the company has no training facilities of its own, this will mean the prospect of any revenues from any horses that are not placed with a trainer are greatly diminished.

The company will be required to pay trainer fees and other expenses with respect to the horses whether or not any of its horses win any races.

We anticipate entering into customary contracts with trainers. Under these contracts, we will be required to pay for the upkeep of the horses, regardless of the horses' success. The company will thus be subject to significant expenses, which the revenues received may not offset. We will also be required to pay K&G fees for management of the company's operations. We may ultimately pay more in expenses than we receive in revenues.

The cost of racing is unpredictable and speculative and may negatively impact the company's ability to generate revenue.

The company will be subject to increases in operation costs, labor rates and other variable costs, such as costs of feed and grain and costs of transporting animals (all of which are subject to inflationary pressure and should be expected to increase), to an extent which cannot be matched by increases in revenue. The racehorse industry, like other industries, is subject to labor disputes, labor shortages, and government intervention, changes in laws, licensing or regulatory restrictions, which may adversely impact the availability of grooms, trainers, jockeys and
other horse industry workers. Adverse weather and economic conditions may result in unforeseen circumstances including, without limitation, restrictions on attendance at a particular race or racetrack, ability to transport the horses, and increases in costs or decreases in revenues. Changes in government regulations, whether or not relating to the horse racing industry, may result in additional expenses or reduced revenue from operations.

The valuation of racehorses is a highly speculative matter and the market for racehorses is extremely volatile. If the valuation of the company's horses decreases, the company will still be responsible for the expenses of maintaining, training and racing its horses at lower level races or smaller venues, which could negatively impact the revenues from the horse.

The valuation of racehorses is a highly speculative matter and prices have fluctuated widely, particularly in recent years. The success of the company will be dependent upon the present and future values of racehorses generally, and of the company's horses in particular, and the racing industry in general, as well as the racing success of the company's horses.
Although the future value of horses generally cannot be predicted, it will be affected by general economic conditions such as inflation, employment, recessions, tariffs, unstable or adverse credit market conditions, other business conditions, the amount of money available for investment purposes, and the continued interest of investors and enthusiasts in the racehorse industry. In the past, there has been growing foreign investment in certain types of racehorses, and the continued ability of foreign investors to acquire horses is subject to change due to economic, political or regulatory conditions. The value of racehorses is also subject to federal income tax treatment of racing and related activities, the continuation or expansion of legalized gambling and the size of racing purses, all which cannot be predicted. The expense of maintaining, boarding, training and racing horses can be expected to increase, regardless of what happens to the future market price of racehorses or the performance of the company's horses.

There can be no assurances that the performance or value of any horse owned by the company will not decrease in the future, which may have an adverse impact on the company's activities and financial position.

The business of owning, training and racing horses is a high-risk venture. There is no assurance that any horse and therefore any interest in such horse acquired by the company will be successful. Horses are subject to aging, illness, injury and disease, which may result in permanent or temporary retirement from racing, restrictions in racing schedules, layups, and even natural death or euthanasia of the animal. There can be no assurances that the value of the interest in any horse which may be acquired and owned by the company will not decrease in the future or that the company will not subsequently incur losses on the racing careers or sale
or other disposition of any or all of the horses. No combination of management ability, experience, knowledge, care or scientific approach can avoid the inherent possibilities of loss.

While the company believes that there is a market for horse breeding, training and racing, that market is highly volatile. The horse industry is dependent upon the present and future values of horses and of the company's horses in particular. The company can provide no assurance that it will be successful in its proposed activity. The expenses incurred may result in operating losses for the company and there is no assurance that the company will generate profits or that any revenues generated will be sufficient to offset expenses incurred or would result in a profit to the company. As a result, it is possible that investors will lose all or a substantial part of their investment in the company. Additionally, there is no assurance that there will be any cash available for distribution.

If a horse is unsuccessful in racing, becomes sick or injured, the company's revenue will be adversely affected.

Horse racing is extremely speculative and expensive. A horse in which the company has an interest must earn enough through racing to cover expenses of boarding and training. If a horse in which the company has an interest is unsuccessful in racing, its value will be adversely affected. Furthermore, revenues from racing are dependent upon the size of the purses offered.

The size of the purses depends in general on the extent of public interest in horse racing, and in particular on the relative quality of the specific horses in contention in any specific meeting or race. Although public interest has been strong in recent years, there is no assurance that public interest will remain constant, much less increase. Legalized gambling proliferating in many states threatens to curtail interest in horse racing as a means of recreation. In addition, there is no assurance that the horse in which the company has an interest will be of such quality that they may compete in any races which offer purses of a size sufficient to cover the company's expenses.

The company may purchase insurance on its horses, which could require company resources to be spent to insure any losses from the death or injury of a horse, or not, which could result in significant costs and potential loss of investment.

At the discretion of management, insurance may be purchased for a horse. There is no guarantee that any or all of the company's horses will be insured. Mortality insurance insures against the death of a horse during the company's ownership. Medical insurance covers possible risks of injury during racing or training. Liability insurance covers the risk that the horse causes death, injury or damage to persons or property. Expenses to purchase this insurance may negatively impact the company's results and reduce funds available for distribution. If the company does not obtain insurance and any horse, the company would responsible for the costs of any injury, such as veterinary expenses, surgery, and rehabilitation and, in the event of death, the company will lose its investment in the horse. These events may have a material adverse effect on our results and financial position.

Horse racing could be subjected to restrictive regulation or banned entirely, which could adversely affect the conduct of the company's business.

The racing future of and/or market for the horses in which the company has an interest depends upon continuing governmental acceptance of horse racing as a form of legalized gambling.

Although horse racing has a long history of acceptance in the United States and as a source of revenue, at any time, horse racing could be subjected to restrictive regulation or banned entirely. The value of the interest in the company's horses regulation or banned entirely. The value of the interest in the company's horses would be substantially diminished by any such regulation or ban. Horse racing is regulated in various states and foreign countries by racing regulatory bodies which oversee the conduct of racing as well as the licensing of owners, trainers and others. Further, other forms of gambling are being approved throughout the United States and therefore no assurance can be provided that the legalization of other forms of gambling and competition from non-gambling sports and other activities will not adversely affect attendance and participation, and therefore the profitability of horse racing and sales.

A decrease in average attendance at races coupled with increasing costs could jeopardize the continued existence of certain racetracks which could negatively impact the company's operations.

A decrease in average attendance per racing date coupled with increasing costs could jeopardize the continued existence of certain race tracks which could impact the availability of race tracks available for horses in which the company has an interest to race at and then negatively impact its operations.

Industry practices and structures have developed which may not be attributable solely to profit-maximizing, economic decision-making which may have an adverse impact on the company's business.

Because horse racing is a sport as well as a business, industry practices and structures have developed which not be attributable solely to profit-maximizing, economic decision- making. For instance, a particular bloodline could command substantial prices owing principally to the interest of a small group of individuals having particular goals unrelated to economics. A decline in this interest could be expected to adversely affect the value of the bloodline.

The company may only own a minority interest in a horse and thus it may not have sufficient control regarding the training or racing of that horse.

The company will not always own a majority interest in a particular horse. Therefore, despite its best efforts to build in oversight rights and major decision rights (such as the sale of the horse) the company may have minimal input with regard to the race selection and training of the horse. As a result, the company may be dependent on the majority owners' decisions as to when and where to race or show that horse and to its training regime. Additionally, there are situations in which a trainer or owner may have a conflict of interest which could negatively   impact the ability of a horse to be placed in a particular race and given priority in workout times, jockeys or stabling.

Competitive interests and other factors can have unforeseen consequences.

The horseracing industry is highly competitive and speculative. Horseracing in the United States and in foreign countries draws competitors and participants from locations throughout the United States and overseas, who have been in the business of horseracing for many years and have substantially greater financial resources than the company. The company will be competing in its racing and selling activities with such persons. Similarly, horse markets are international, and auctions are frequently internationally advertised. This can be favorable in that it increases the value of the horses but, by the same token, the company has little influence and may not be able to compete with such competitors in the acquisition of horses. The company will be competing in the purchase and sale of horses with most of the major horse breeders and dealers in the United States and foreign countries. Thus, prices at which the company buys or sells its horses may vary dramatically. Market factors, which are beyond the company's control, will greatly affect the profitability of the company. Such factors include, but are not limited to, auction prices, private sales, foreign investors, federal income tax treatment of the racing industry and the size of racing purses. Further, the company and the concept of crowd-funding in the racehorse industry is a new venture and thus the risk of unforeseen issues and problems is high.

Impact of non-compliance with regulations.

The company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and K&G will not be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"). The company has taken the position that its interests in horses are generally not "securities" within the meaning of the Investment Company Act or the Investment Advisers Act. This position, however, is based upon applicable case law that is inherently subject to judgments and interpretation. If the company were to be required to register under the Investment Company Act or the Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses, and the company may be forced to liquidate. The company may also be required to limit the aggregate amount of its investments in minority interests in horses, or in horses held through particular legal structures, in order to comply with the Investment Company Act. These restrictions could limit the ability of the company to invest in horses that management would other believe to be desirable.

The company depends on a small management team and may need to hire more people to be successful.

The success of the company will greatly depend on the skills, connections and experiences of its management. The company has not entered into employment agreements with its executives. Should any of them discontinue working for the company or affiliated entities, there is no assurance that the company will continue. Further, there is no assurance that the company will be able to identify, hire and retain the right people for the various key positions.

Control of the company is in the hands of K&G

K&G owns all of the Series B Common Shares issued by the company and thus has sole voting power over all the actions of the company, except where specified by Delaware corporate law. Investors in this offering will have no power to elect the directors or participate in major decisions regarding the management or operations of the company. K&G is controlled by George Hall, our President and a director, which may give rise to conflicts of interest. K&G provides management and administration services to the company for a fee of 10% of assets under management as further described in the Master Services Agreement. The company does not have its own dedicated management team and will rely on its contractual relationship with K&G.

The company has no intention of paying dividend payments on a regular schedule as revenues are irregular, seasonal, and unpredictable.

The revenues, if any, of the company may be highly irregular and seasonal. While management will endeavor to sell horses for cash at the time of sale, there can be no assurance that other payment terms will not be required by the relevant market conditions.

Revenues from racing winnings will depend upon the performance of the company's horses. Moreover, the payment of dividends is subject to the provisions of Delaware law, which condition the payment of dividends upon the company's having net earnings. Moreover, the payment of dividends is subject to the provisions of Delaware law, which limit the company's ability to pay dividends based on the Company's capital surplus or profits. The consequent variance in the amount or the timing of the company's dividends, if any, could pose particular risks for investors who seek to transfer their Shares at any given time.

The offering price has been arbitrarily set by the company.

The offering price of the Shares has been arbitrarily set by the company based upon its expected financial requirements. The offering price of the Shares is not necessarily indicative of their value. No assurance can be given that the Shares, if transferred, could be sold for the offering price or for any other amount.

The exclusive forum provision in the company's Certificate of Incorporation may have the effect of limiting an investor's ability to bring legal action against the company and could limit an investor's ability to obtain a favorable judicial forum for disputes.

Section IX of the company's Certificate of Incorporation contain exclusive forum provisions for certain lawsuits, see "Securities Being Offered – All Classes of Stock – Forum Selection Provisions." Further, Article VII of the subscription agreement for this Offering includes exclusive forum provisions for certain lawsuits pursuant to the subscription agreement; see "Securities Being Offered – All Classes of Stock – Forum Selection Provisions." The forum for these lawsuits will be the Court of Chancery in the State of Delaware. These provisions may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations.

There is also the possibility that the exclusive forum provisions may discourage stockholder lawsuits, or limit stockholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with us and our officers and directors. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business and financial condition.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement and claims where the forum selection provision is applicable, which could result in less favorable outcomes to the plaintiff(s) in any such action.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the subscription agreement, including any claim under the federal securities laws. Further, the Court of Chancery in Delaware is a non-jury trial court and therefore those claims will not be adjudicated by a jury. See "Securities Being Offered – All Classes of Stock – Jury Trial Waiver."

If the company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To the company's knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, the company believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the subscription agreement, in the Court of Chancery in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. The company believes that this is the case with respect to the subscription agreement.

Investors should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If an investor brings a claim against the company in connection with matters arising under the subscription agreement, including claims under federal securities laws, an investor may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of common shares or by us of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares that were in effect immediately prior to the transfer of the shares of Preferred Stock, including but not limited to the subscription agreement.

The provisions of Section 12(g) of the Securities Exchange Act may result in our having to limit transfers of the Shares.

Section 12(g) of the Securities Exchange Act of 1934 provides that if a company acquires 2,000 holders of record of any class of its equity securities (or 500 non-accredited holders), it must register under the Exchange Act and become a fully-reporting public company, which would be a burden for a small company. To the extent any trading market develops for the Shares we may therefore limit transfer in order not to trigger the thresholds of Section 12(g). This may have the result of reducing any eventual trading in our Shares, and the price of such Shares.

Investors' interests may be diluted

Annestes Thoroughbreds Inc. anticipates that it will raise additional capital in the future. Future issuance of additional securities could dilute the ownership stakes of Annestes Thoroughbreds Inc.'s existing owners; and there can be no assurance that the effects of such dilution will not be substantial. K&G, our controlling shareholder, may increase the number of authorized shares of capital stock of the company without the vote or consent of the holder of Shares and our board of directors may issue Preferred Stock in one or more series which may have greater preferences and rights than the Shares. Any additional Shares or shares of a different or series of securities that might hereafter be issued may negatively impact the Company's existing owners.

The impact of COVID-19 on horse breeding and horseracing may have a material impact on our business and ability to operate profitably.

The current pandemic and spread of SARS CoV-2, the virus responsible for COVID-19, has had a dramatic impact on the horseracing industry as well as breeding and training of racehorse. Initially many race tracks closed and races were cancelled. As racetracks re-open, they are subject to various social distancing and other protocols that will have the effect of reducing attendance and limiting the activities and movement of jockeys, owners and trainers. Similar safety protocols have been implemented for breeding and training facilities. These restrictions and safety protocols are likely to increase the costs of breeding, owning and managing our horses and may reduce purse prizes and sale prices for horses.

Investors will have to subscribe to multiple agreements in order to invest in this offering.

In order to invest in this offering, investors agree to become a party to the Subscription Agreement with the company, and the Custodian and Voting Agreement available here: https://wefunder.com/legal/custodian (the "Custodian and Voting Agreement"), under which XX Investments, LLC (the "Custodian") will hold title of the securities for the benefit of the investor. The company has chosen to participate in this program offered by Wefunder as a means of simplifying communications with investors and to help facilitate future liquidity. Further, transferees will be required to become parties to the Custodian and Voting Agreement.

As part of the Custodian and Voting Agreement, Investors will grant the Custodian the right to vote their shares purchased in this offering.

The Custodian will vote the shares as directed by a "Lead Investor" appointed by the company who is supposed to represent the interests of investors. This means that investors in this offering will not have the right to vote for any matters submitted to them for a vote. Instead, that right will be granted to the Custodian, and [its affiliate], the Lead Investor.

You will not hold title to the purchased securities, instead, title will be held by the Custodian.

Under the terms of the Custodian and Voting Agreement, title to the shares in this offering will be held by the Custodian for your benefit. By holding custody of the title to the shares it means that the Custodian will be required to engage in business practices that protect your interests as the beneficial owner of the shares. The shares are not protected by insurance, and it is unclear what protections are available if the Custodian enters into bankruptcy proceedings in which creditors assert rights to shares for which you are the beneficial owner.

No regulator has given their approval of the form of the arrangement with the Custodian.

The company has relied on representations by Wefunder regarding the legality of the arrangement with the Custodian. If during this offering, or in subsequent securities offerings by the company for which require regulatory review, the arrangement with the Custodian is challenged, the company may incur costs to unwind the arrangement by either transferring title to the securities from the Custodian to investors, or by engaging a different custodian.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

George Hall is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Common Stock	30,000	1,258	No ⌄
Preferred Stock	1	0	No ⌄
Class B Common Stock	1	1	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	0
Options:	0

24. Describe the material terms of any indebtedness of the issuer:

None

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
9/2020	Regulation D, Rule 506(c)	Common stock	$16,680	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	K&G Stables
Amount Invested	$115,819.00
Transaction type	Priced round
Issue date	08/08/20
Relationship	Sold Horses to the Company

Name	K&G Stables

Amount Invested	$14,507.00
Transaction type	Priced round
Issue date	08/08/20
Relationship	Service Provider

The transaction relates to management fees and boarding fees from inception through December 31, 2020.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☐ Yes
☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Annestes Thoroughbreds Inc.'s goal is to bring the thrill of thoroughbred ownership (both breeding and racing) to the everyday person. The company owns a percentage of each of Max Player, Swingman, an Unnamed Colt by Midnight Lute and a two year old Filly who being broken in Florida. Since the Company's launch Max Player competed in the Travers Stakes, Kentucky Derby and the Preakness. The Munnings Filly was sold at the Keeneland yearling sale in September for a profit, and Annestes Thoroughbreds realized its pro rata share of the proceeds.
Revenue realization will depend on the performance of the horses. The Company is in its growing stages and expenses for training horses to prepare for racing are significant.

Historical Results of Operations

- *Assets.* As of July 9, 2020, the Company had total assets of $136,967, including $1,539 in cash.

- *Net Loss.* The Company has had net losses of $8,191 for 2020.

- *Liabilities.* The Company's liabilities totaled $27,564 for 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $117,993 in equity.

The proceeds were used to purchase thoroughbred racehorses.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Annestes Thoroughbreds Inc cash in hand is $0, as of March 2021. Over the last three months, revenues have averaged $75/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $3,500/month, for an average burn rate of $3,225 per month.

Horse Racing is very difficult to predict and projecting cash flows is nearly impossible to do. Revenues will depend on the performance of the horses in races. Expenses are projected to be approximately $3,500 per month

management may have the ability to purchase equity in order to raise capital. We may consider an additional capital raise.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

Refer to Appendix C, Financial Statements

I, John Hall, certify that:

(1) the financial statements of Annestes Thoroughbreds Inc included in this Form are true and complete in all material respects ; and

(2) the tax return information of Annestes Thoroughbreds Inc included in this Form reflects accurately the information reported on the tax return for Annestes Thoroughbreds Inc filed for the most recently completed fiscal year.

John Hall
CEO Adara Asset management

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identify of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://sportblx.com/offerings/annestes-thoroughbreds//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);

2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

  Financials 1

Appendix D: Director & Officer Work History

  George Hall
  John Hall
  Jorge Velasquez

Appendix E: Supporting Documents

  Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

  Annestes Subscription Agreement v2

  Annestes Subscription Agreement

Appendix C: Financial Statements

  Financials 1

Appendix D: Director & Officer Work History

  George Hall

  John Hall

  Jorge Velasquez

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Annestes Thoroughbreds Inc

By

John Hall

CEO Adara Asset Management (Board Member)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

George Hall

Director
4/29/2021

John Hall

CEO Adara Asset Management (Board Member)
4/21/2021

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder

Portal taken in good faith under or in reliance upon this power of attorney.